Decarbonization Plus Acquisition Corporation

2744 Sand Hill Road, Suite 100

Menlo Park, California 94025

June 3, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Decarbonization Plus Acquisition Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed May 14, 2021

File No. 001-39632

Ladies and Gentlemen:

Set forth below are the responses of Decarbonization Plus Acquisition Corporation (the “Company,” “DCRB,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated May 28, 2021, with respect to the Company’s Amendment No. 1 to the preliminary proxy statement, File No. 001-39632, filed with the Commission on May 14, 2021 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to Amendment No. 2, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in Amendment No. 2.

Revised Preliminary Proxy Statement on Schedule 14A

Unaudited Pro Forma Condensed Combined Financial Information, page 63

1.

We note the tabular presentation of the pro forma common stock interests at closing on page 66. Please explain to us the difference between the number of Hyzon shares presented in the table compared to the number of historical common shares of Hyzon as of December 31, 2020 plus the number of common shares of Hyzon to be issued related to the Ascent Options multiplied by the exchange ratio.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages v, vi, 67 and 78 of Amendment No. 2 in response to the Staff’s comment to clarify the calculation of and the assumptions underlying the calculation of the pro forma common stock shares outstanding at Closing and the Exchange Ratio.

2.	We note your response to prior comment 8 and the disclosures you provided on page 66, in note 3(J) on page 72, and in note 3(EE) on page 73. Please address the following:

•

More fully explain to us how you determined that all the Earnout shares should be classified in equity, specifically address any contingent exercise provisions and all settlement provisions related to the Earnout shares.

•	More fully explain to us how you determined the estimated fair value of the compensatory Earnout shares.

•	Revise note 3(EE) to quantify the additional stock based compensation expense to be recognized over the next five years related to the unvested Earnout shares.

Securities and Exchange Commission

June 3, 2021

RESPONSE: The Company respectfully advises the Staff that it has completed its comprehensive review of the appropriate accounting treatment for the Earnout Shares under ASC Topic 480 and Subtopic 815-40 and has concluded that the Earnout Shares are not expected to be indexed to the post-combination company’s stock pursuant to ASC Subtopic 815-40 due, in part, to the presence of a change-in-control-related settlement provision. As such, the Company revised the disclosure on page 68 of Amendment No. 2 to reflect that the Earnout Shares are classified as liabilities in the pro forma condensed balance sheet. Additionally, the Company revised the disclosure on page 76 of Amendment No. 2 to more fully explain how it determined the estimated fair value of the compensatory Earnout shares, and revised the disclosure on pages 74-75 of Amendment No. 2 to quantify the additional stock based compensation expense to be recognized over the next five years related to the Earnout Shares.

Unaudited Prospective Financial Information, page 102

3.

We note the disclosure in the second full paragraph on page 103. Please elaborate on the extent to which you are cautioning investors about the reliability of the information contained in this section of the proxy statement and explain the basis for your apparent belief that you can limit your obligation to update your disclosure. Please address the meaning and significance of the broad qualifying language in the introduction to the first sentence of the paragraph and how your view with respect to this disclosure is consistent with Exchange Act Rule 12b-20.

RESPONSE: The Company respectfully advises the Staff that is has revised the disclosure on page 105 of Amendment No. 2 in response to the Staff’s comment.

Financial Statements

General, page F-1

4.	Please provide updated interim financial statements and related disclosures for DCRB and Hyzon as required by Rules 8-04 and 8-08 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that is has revised the financial statements and related disclosures on pages F-2 to F-20 and F-44 to F-55 of Amendment No. 2 to include updated interim financial statements and related disclosures for DCRB and Hyzon as required by Rules 8-04 and 8-08 of Regulation S-X.

*        *        *         *        *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,

DECARBONIZATION PLUS ACQUISITION CORPORATION

By:	/s/ Erik Anderson
Name:	Erik Anderson
Title:	Chief Executive Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
George Gu, Hyzon Motors Inc.
Robert Downes, Sullivan & Cromwell LLP